UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 15)*

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

Y62159 143

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,865,147 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,865,147 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,865,147 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 35.4% (1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)

Represents shares of common stock (the “Common Stock”) of the Issuer owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Holdings Maritime Holdings Inc. (“Navios Holdings”).

(2)	Based on 13,728,371 shares of Common Stock outstanding as of March 31, 2019.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,865,147 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,865,147 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,865,147 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 35.4% (1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)	Represents shares of Common Stock of the Issuer owned by Alpha Merit.
(2)	Based on 13,728,371 shares of Common Stock outstanding as of March 31, 2019.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 15, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010, Amendment No. 7 filed on September 15, 2010, Amendment No. 8 filed on July 20, 2011, Amendment No. 9 filed on March 27, 2013, Amendment No.10 filed on March 30, 2015, Amendment No. 11 filed on September 27, 2016, Amendment No. 12 filed on November 21, 2017, Amendment No. 13 filed on December 13, 2018 and Amendment No. 14 filed on March 8, 2019, all other provisions of the Schedule 13D filed by Navios Holdings, Amadeus Maritime S.A. and Ms. Angeliki Frangou on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D, together with each of the Amendments thereto, is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 15 to the Schedule 13D is being filed to disclose that on May 20, 2019, of the 4,865,147 pledged shares of Common Stock held by Alpha Merit, 224,116 shares of Common Stock were released from the collateral pledged pursuant to the Pledge Agreement, dated as of November 21, 2017, in favor of the Collateral Trustee for the Secured Parties (as defined therein) (the “Pledge Agreement”), as previously disclosed in Amendment No. 12.

Item 4.	Purpose of the Transaction

Item 4 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 6 of this Amendment No. 15.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 14 amends and restates Items 5(a) and (b) to the Schedule 13D as set forth below:

Navios Holdings, through its wholly-owned subsidiary, Alpha Merit, beneficially owns 4,865,147 shares (approximately 35.4%) of the Issuer’s Common Stock. The Reporting Persons have sole voting and dispositive power in respect of these shares. Of the 4,865,147 pledged shares of Common Stock held by Alpha Merit, 224,116 shares of Common Stock were released on May 20, 2019 and are no longer subject to the Pledge Agreement as described in Item 6 of this Amendment No. 15.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment No. 6 amends Item 6 to the Schedule 13D by adding the following:

Pursuant to the Pledge Agreement, Alpha Merit had previously pledged and granted a security interest in 4,865,417 shares of Common Stock. On May 20, 2019, 224,116 shares of such Common Stock held by Alpha Merit were exchanged with an alternate collateral asset and, as a result, 224,116 shares of Common Stock were released and are no longer subject to the Pledge Agreement. 4,641,031 shares of Common Stock held by Alpha Merit remain subject to the Pledge Agreement.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2019		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Alpha Merit Corporation

	By:	/s/ George Achniotis
	Name:	George Achniotis
	Title	President/Director